UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form 6-K

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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 24, 2010

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland

(Address of principal executive office)

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Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland

(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

This report is being filed by Credit Suisse Group AG and Credit Suisse AG to be incorporated by reference in their Registration Statement on Form F-3 (file no. 333-158199).

CREDIT SUISSE GROUP AG
Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland	Telephone +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com

Media Release
Credit Suisse announces new appointments to the Executive Board
Zurich, June 24, 2010 Credit Suisse today announced a number of appointments to the Executive Board of Credit Suisse Group AG and Credit Suisse AG, effective July 1, 2010.

Paul Calello has been appointed Chairman of the Investment Bank, and Eric Varvel, who currently serves as acting Chief Executive Officer (CEO) of the Investment Bank, has been appointed CEO of the Investment Bank. Fawzi Kyriakos-Saad, currently CEO of Russia, the countries of the Commonwealth of Independent States and Turkey, and Co-Head of the Global Emerging Markets Council, will succeed Mr. Varvel as CEO of the Europe, Middle East and Africa region. Antonio Quintella, currently CEO of Brazil and Co-Head of the Global Emerging Markets Council, will become CEO of the Americas region, succeeding Rob Shafir who has been covering this role in addition to serving as CEO of Asset Management. Mr. Shafir will remain CEO of Asset Management and will focus on growing this strategically important business.

Hans-Ulrich Doerig, Chairman of Credit Suisse Group, said: “These appointments will further strengthen our executive team and will help to drive our strategy as a global bank. We are pleased that Paul Calello will become Chairman of the Investment Bank. His expertise and his strong global experience will benefit Credit Suisse greatly as we continue to build our key external relationships with clients, shareholders and regulators. These appointments show that, under the leadership of Brady Dougan, Credit Suisse has developed a deep bench of talent with experience managing a global business.”

Brady W. Dougan, CEO of Credit Suisse, said: “Paul Calello demonstrated extraordinary leadership throughout the financial crisis during his term as CEO of the Investment Bank. He took aggressive action at an early stage to reduce risk and successfully implemented the Investment Bank’s client-focused, capital-efficient strategy. Under Paul’s leadership, the Investment Bank not only successfully navigated one of the most challenging periods in many decades, it also delivered an outstanding performance in 2009 with significant market share gains, which have put the franchise in a very strong strategic position.”

He added: “Eric Varvel has done an excellent job as acting CEO of the Investment Bank. He and Paul have established a great partnership. Their new roles will enable them to continue to provide outstanding leadership for the Investment Bank. Antonio Quintella and Fawzi Kyriakos-Saad are proven business leaders in key growth markets for Credit Suisse. They will now bring their experience and knowledge to the Executive Board. Our regional CEOs will continue to provide essential leadership as we further develop our strategy, our brand, our people and our client relationships across our business divisions in our key growth markets. We appreciate the significant contribution that Rob Shafir made while serving as CEO of both Asset Management and the Americas region. This transition, which has been long planned, will enable Rob to focus even more closely on our Asset Management business and will ensure that we are in a position to continue to strengthen the franchise and enhance its performance.”

Media Release
June 24, 2010 Page 2/4

He concluded: “Credit Suisse has a tremendous opportunity to grow as a well capitalized, globally integrated bank. We are confident that these appointments will help to further accelerate the implementation of our client-focused, capital-efficient strategy.”

Paul Calello and Rob Shafir will remain based in New York, Eric Varvel and Antonio Quintella will move to New York and Fawzi Kyriakos-Saad will move to London.

Notes to Editors – the following will apply with effect from July 1, 2010:

Paul Calello is Chairman of the Investment Bank of Credit Suisse, based in New York. Before assuming this role, Mr. Calello was CEO of the Investment Bank and a member of the Executive Board of Credit Suisse Group and Credit Suisse. He was also Chairman of the Management Committee of the Investment Bank.

Prior to serving as CEO of the Investment Bank from 2007 to 2010, Mr. Calello was CEO of Credit Suisse’s Asia Pacific region, with responsibility for Private Banking, Investment Banking and Asset Management. He joined Credit Suisse Financial Products in 1990, was Global Head of Equity Derivatives and Convertible Bonds from 1997 to 2002, and Global Head of Commodities and Fixed Income Derivatives from 1992 to 2000. Mr. Calello was appointed Chairman and CEO of the Investment Bank in Asia Pacific in 2002 and, in 2006, assumed responsibility for all of the Bank’s operations in the region.

Prior to joining Credit Suisse, Mr. Calello worked for Bankers Trust and for the Federal Reserve System. He is a member of the Council on Foreign Relations. He serves on the Columbia Business School Board of Overseers, the Foreign Policy Association Board of Directors, the Board of Directors of the New York Philharmonic and as a Trustee of the Credit Suisse Foundation.

Fawzi Kyriakos-Saad is CEO of Credit Suisse’s Europe, Middle East and Africa (EMEA) region and a member of the Executive Board of Credit Suisse Group and Credit Suisse, based in London. He is also Co-Head of the Global Emerging Markets Council and Chairman of the EMEA Operating Committee.

Prior to assuming the role of CEO of the EMEA region, Mr. Kyriakos-Saad was CEO of Russia, the countries of the Commonwealth of Independent States and Turkey for Credit Suisse. He joined Credit Suisse in 2006 from J.P. Morgan Chase, where he worked in a variety of senior fixed income and emerging market management roles. Before joining J.P. Morgan, he spent eight years at Goldman Sachs in New York and London.

Antonio Quintella is CEO of Credit Suisse’s Americas region and a member of the Executive Board of Credit Suisse Group and Credit Suisse, based in New York. He also continues in his roles as CEO of Brazil and Co-Head of the Global Emerging Markets Council.

Media Release
June 24, 2010 Page 3/4

Mr. Quintella joined Credit Suisse in 1997 from ING Barings as a senior relationship banker in the Investment Banking department and was named CEO of Credit Suisse’s Brazil operations in 2003. As CEO of Brazil, he has overseen the expansion of the Bank’s presence in this important market, including the acquisition of Hedging-Griffo, a leading independent asset management and private banking firm in Brazil, in 2006. Mr. Quintella serves on the Board of Febraban, the Brazilian bank association, and is a member of the global advisory council of the London Business School.

Rob Shafir is CEO of Asset Management and a member of the Executive Board of Credit Suisse Group and Credit Suisse, based in New York. As CEO of Asset Management, he is responsible for the Bank’s Asset Management operations globally. He works in close partnership with the business leadership to ensure the Bank delivers best-in-class service to clients globally. He is also Chairman of the Management Committee of Asset Management.

Mr. Shafir joined Credit Suisse in August 2007 from Lehman Brothers, where he worked for 17 years, having served as Head of Equities and as a member of their Executive Committee. He also held other senior roles, including Head of European Equities and Global Head of Equities Trading, and played a key role in building Lehman’s equities business into a global, institutionally-focused franchise. Prior to that, he worked at Morgan Stanley in the preferred stock business within the fixed income division.

Eric Varvel is CEO of the Investment Bank and a member of the Executive Board of Credit Suisse Group and Credit Suisse, based in New York. He is also Chairman of the Management Committee of the Investment Bank.

Prior to assuming the role of CEO of the Investment Bank, Mr. Varvel was CEO of Credit Suisse’s Europe, Middle East and Africa (EMEA) region and a member of the Executive Board. In September 2009, he was appointed acting CEO of the Investment Bank in addition to his other responsibilities.

Before being appointed CEO of the EMEA region in February 2008, Mr. Varvel was Co-Head of the Global Investment Banking department and Head of the Global Markets Solutions Group in Credit Suisse’s Investment Bank for over three years, based in New York. He previously spent 15 years in the Asia Pacific region in a variety of senior roles, including Head of Investment Banking and Emerging Markets Coverage for the Asia Pacific region ex-Japan and Head of Fixed Income Sales and Corporate Derivative Sales. During that time, Mr. Varvel was based in Tokyo, Jakarta and Singapore.

Mr. Varvel joined Credit Suisse in 1990. Previously, he worked as an analyst for Morgan Stanley in its Investment Banking department in New York and Tokyo. He is a member of the Board of Directors of Qatar Exchange.

Information
Media Relations Credit Suisse AG, telephone +41 844 33 88 44, media.relations@credit-suisse.com
Investor Relations Credit Suisse AG, telephone +41 44 333 71 49, investor.relations@credit-suisse.com

Credit Suisse AG
Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). As an integrated bank, Credit Suisse offers clients its combined expertise in the areas of private banking, investment banking and asset management. Credit Suisse provides advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in over 50 countries worldwide. The group employs approximately 48,300 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Media Release
June 24, 2010 Page 4/4

Cautionary statement regarding forward-looking information
This press release contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
–	our plans, objectives or goals;
–	our future economic performance or prospects;
–	the potential effect on our future performance of certain contingencies; and
–	assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
–	the ability to maintain sufficient liquidity and access capital markets;
–	market and interest rate fluctuations;
–
the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of a continued US or global economic downturn in 2010 and beyond;

–	the direct and indirect impacts of continuing deterioration of subprime and other real estate markets;
–	further adverse rating actions by credit rating agencies in respect of structured credit products or other credit-related exposures or of monoline insurers;
–	the ability of counterparties to meet their obligations to us;
–	the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;
–	political and social developments, including war, civil unrest or terrorist activity;
–	the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
–	operational factors such as systems failure, human error, or the failure to implement procedures properly;
–	actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;
–	the effects of changes in laws, regulations or accounting policies or practices;
–	competition in geographic and business areas in which we conduct our operations;
–	the ability to retain and recruit qualified personnel;
–	the ability to maintain our reputation and promote our brand;
–	the ability to increase market share and control expenses;
–	technological changes;
–	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
–	acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
–	the adverse resolution of litigation and other contingencies;
–	the ability to achieve our cost efficiency goals and other cost targets; and
–	our success at managing the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the information set forth in our Annual Report 2009 under IX – Additional information – Risk Factors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrant)

	By:	/s/ Romeo Cerutti
(Signature)*
General Counsel
Credit Suisse Group AG and Credit Suisse AG
Date: June 24, 2010
/s/ Charles Naylor
Head of Corporate Communications
*Print the name and title under the signature of the signing officer.		Credit Suisse Group AG and Credit Suisse AG